107 Selden Street, Berlin, CT 06037

Northeast Utilities Service Company

P.O. Box 270

Hartford, CT 06141-0270

(860) 665-6484

Fax (860) 665-5950

Internet: kuhlmkj@nu.com

Kerry J. Kuhlman

Vice President and Secretary

August 12, 2008

BY EDGAR AND FAX: (202) 772-9204

H. Christopher Owings, Esq.

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northeast Utilities

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Definitive Proxy Statement on Schedule 14A

Filed March 31, 2008

File No. 001-05324

Dear Mr. Owings:

Northeast Utilities has received your letter to Charles W. Shivery, the Chairman of the Board, President, and Chief Executive Officer of Northeast Utilities, dated July 30, 2008, with respect to the review by the Securities and Exchange Commission of the above-referenced filings.  Comments from the initial review of these filings were set forth in your letter dated May 1, 2008. We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.

Set forth below are our responses to your comments in the July 30, 2008 letter.  Our responses below are keyed to the sequential numbering of the comments and to the headings used in your letter.  Your comments appear in bold and our responses and supplemental information appear in regular type.

H. Christopher Owings, Esq.

August 12, 2008

Definitive Proxy Statement on Schedule 14A

1.

We note your response to comments two, three and four from our letter dated May 1, 2008.  Please tell us how you intend to comply with these comments.  For example, please provide us with sample disclosure using information as of the year ended December 31, 2007.

Response:

As you requested, to demonstrate how we intend to comply with comments two, three and four from your letter dated May 1, 2008, we used information as of the year ended December 31, 2007 to prepare the attached sample proxy disclosure.  The sample disclosure is based on excerpts from the Compensation Discussion and Analysis from the proxy statement for our 2008 Annual Meeting of Shareholders (the “2008 Proxy Statement”) revised to address comments two, three and four, as described below:

•

Attachment A, captioned “Restricted Share Units (RSUs),” consists of sample disclosure that addresses comment two from your May 1, 2008 letter.  Specifically, Attachment A includes an expanded discussion of the RSU Pool that explains why the Committee approved the amount of the final RSU pool, including additional detail and analysis as requested by comment two.  Comment two from your  May 1, 2008 letter appears in bold at the beginning of Attachment A.

•

Attachment B, captioned “Performance Cash Program,” consists of sample disclosure that addresses comment three from your May 1, 2008 letter.  Attachment B includes tabular disclosure of the program goals for all multi-year performance cash programs in place during the year (using information as of the year ended 2007), as well as any actions regarding executive compensation taken prior to or after such fiscal year end that could affect a fair understanding of the compensation of any of the named executive officers (“NEOs”) for such fiscal year.  The sample disclosure includes the program goals for the 2005 – 2007, 2006 – 2008, and 2007-2009 performance cash programs.  Comment three from your May 1, 2008 letter appears in bold at the beginning of Attachment B.

•

Attachment C, captioned “Contractual Agreements,” consists of sample disclosure that addresses comment four from your May 1, 2008 letter.  Attachment C includes a description of the employment agreements with four of our NEOs.  This description is based on similar disclosure that appeared in our 2008 Proxy Statement beginning on page 39, where we described the employment agreements as one of the elements of compensation paid to our NEOs.  The description includes more detailed disclosure that directs shareholders to review the tabular disclosure of amounts payable to our NEOs under various termination scenarios, which we anticipate will appear elsewhere in our proxy statement for our 2009 Annual Meeting of Shareholders under the caption “Potential Payments Upon Termination or Change of Control.”  Attachment C also includes one sample table that discloses amounts payable to our

H. Christopher Owings, Esq.

August 12, 2008

NEOs in the event of termination of employment following a change of control.  This sample table was prepared based on the last of six tables that appeared on page 59 in our 2008 Proxy Statement under the section captioned “Potential Payments Upon Termination or Change of Control,” which section began on page 51.  The footnotes to the sample table have been expanded substantially to explain how we determined the payment and benefit levels under the circumstances that trigger payments or the provision of benefits upon termination of employment following a change of control.  In our proxy statement for our 2009 Annual Meeting of Shareholders, we intend to revise the other tables and accompanying footnotes that disclose amounts payable to our NEOs under the other termination scenarios to explain how we determined the payment and benefit levels under those circumstances.  Comment four from your May 1, 2008 letter appears in bold at the beginning of Attachment C.

We propose to include in our proxy statement for our 2009 Annual Meeting of Shareholders disclosure substantially in the form of the sample disclosure attached to this letter, revised to the extent necessary to reflect all changes in the information as of the year ending December 31, 2008 as compared to the 2007 information.

We acknowledge that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any question regarding our responses or the supplemental information provided to address your comments may be directed to my attention at telephone (860) 665-6484, fax (860) 665-5950.

Very truly yours,

NORTHEAST UTILITIES

By:

       /s/ KERRY J. KUHLMAN

Kerry J. Kuhlman

Vice President and Secretary

ATTACHMENT A

Definitive Proxy Statement on Schedule 14A

Restricted Share Units, page 33

2.

As requested in comment seven from our letter dated August 21, 2007, please disclose why the committee approved a final RSU pool for 2007 of $5,340,525.  In this regard we note the disclosure that the amount was based on “corporate performance.”  Please expand the discussion to include additional detail and analysis as to how the committee arrived at this amount.

Sample disclosure:

Restricted Share Units (RSUs)

Each RSU awarded under the long-term incentive program entitles the holder to receive one NU common share at the time of vesting. All RSUs awarded in 2007 will vest in equal annual installments over three years. RSU holders are eligible to receive dividend equivalents on outstanding RSUs held by them to the same extent that dividends are declared and paid on our common shares. Dividend equivalents are accounted for as additional common shares that accrue and are distributed simultaneously with the common shares issued upon vesting of the underlying RSUs.

General

Annually, the Compensation Committee determines RSU awards for each executive officer participating in the long-term incentive program. Initially, the target RSU awards are equal to one-half of the long-term incentive compensation target for each executive officer. RSU awards are based on a percentage of base salary and measured in dollars. The percentage used for each executive officer is based on the executive officer’s position in the company and ranges from 17.5% to 75% of salary except for our CEO, whose percentage is set at 150%. The aggregate dollar amount of the RSU awards at target for each executive officer constitutes the target RSU Pool for that particular long-term incentive program. The Committee reserves the right to increase or decrease the target RSU Pool based on our overall corporate performance during the preceding fiscal year. In its discretion, the Committee may also increase or decrease RSU awards for individual executive officers based on the contribution by the executive officer to our long-term strategic direction and the Committee’s assessment of the need to motivate the executive officer’s future performance. The Compensation Committee acting jointly with the Corporate Governance Committee recommends to the Board of Trustees the final RSU award for our CEO. Based on input from our CEO, the Compensation Committee determines the final RSU awards for each of the other executive officers, including the other NEOs. Increases or decreases to target RSU awards for our executive officers will increase or decrease their compensation as compared to the compensation of executive officers of utilities listed in our customized peer group. Increases or decreases to individual target RSU awards will also correspondingly increase or decrease the RSU Pool.

All RSUs are granted on the date of the Committee meeting at which they are approved. RSU awards are subsequently converted from dollars into NU common share equivalents by dividing the amount of each award by the average closing price for NU common shares during the last ten trading days in January in the year of the award.

2007 RSU Awards

In 2007, the target RSU Pool totaled approximately $3.6 million, representing the sum of all RSU awards, at target, for all 22 executive officers participating in the long-term incentive program.  The Committee decided to increase the target RSU Pool based on our significant corporate accomplishments during

2006, including in particular the sale of our competitive businesses as part of our increased focus on our regulated utility businesses.  The Committee, using its judgment and experience, subjectively determined that these accomplishments both improved our strategic position and enhanced shareholder value.  The Committee approved individual RSU awards for the executive officers, excluding our CEO, that totaled 126.6% of target. These awards were based on input from our CEO, the Committee’s subjective assessment of each executive officer’s individual performance and contribution to our long-term strategic direction in 2006, and the desire to motivate each executive officer’s future performance.  The Compensation Committee acting jointly with the Corporate Governance Committee recommended to the Board of Trustees an RSU award for our CEO of 175% of target based on our corporate performance in 2006 and the Committees’ subjective assessment of our CEO’s individual performance and contributions to our long-term strategic direction in 2006.  The final RSU Pool for executive officers, including our CEO, totaled approximately $5.3 million, or 146.5% of target. The following RSU awards were approved, reflected as a percentage of target and in dollars, based on individual performance and contributions: Mr. Shivery: 175% ($2,625,000); Mr. McHale: 150% ($506,250); Mr. Olivier: 150% ($445,313); Mr. Butler: 130% ($377,918); and Ms. LaVecchia: 130% ($153,209). The Committee did not grant RSU awards under the long-term incentive program to Mrs. Grisé, who retired effective July 1, 2007.

A-2

ATTACHMENT B

Performance Cash Program, page 35

3.

Please include tabular disclosure for the 2007-2009 program goals similar to the tabular disclosure for the 2005-2007 program goals.  To the extent you believe disclosure of these goals is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See instruction 4 to Item 402(b) of Regulation S-K.  If disclosure would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the goals or other factors.

Sample disclosure:

Performance Cash Program

General

The Performance Cash Program is a performance-based component of our long-term incentive program. Performance cash awards are equal to one-half of total individual long-term incentive awards at target. A new three-year program commences every year. Payment under a program depends on the extent to which we achieve goals in the four metrics described below during each year of the program, except as reduced in the discretion of the Compensation Committee. The Compensation Committee determines the actual amounts payable, if any, only after the end of the final year in the respective program.

•

Cumulative Adjusted Net Income, which is consolidated Northeast Utilities net income adjusted by the Compensation Committee to exclude the effects of certain nonrecurring income and expense items or events (which we defined as ANI under the annual incentive program) over the three years in a program.

•

Average adjusted ROE, which is the average of the annual return on equity for the three years in a program. The Committee adjusts average ROE on the same basis as cumulative adjusted net income.

•

Average credit rating of Northeast Utilities (excluding the regulated utilities), which is the time-weighted average daily credit rating by the rating agencies Standard & Poor’s, Moody’s, and Fitch. The metric is calculated by assigning numerical values to credit ratings (A or A2: 5; A- or A3: 4; BBB+ or Baa1: 3; BBB or Baa2: 2; and BBB- or Baa3: 1) so that a high numerical value represents a high credit rating. In addition to average credit rating objectives, the ratings of Northeast Utilities by S&P and Moody’s must remain above investment grade.

•

Relative total shareholder return of Northeast Utilities as compared to the return of the utility companies listed in the performance peer group identified for each Performance Cash Program.

The Committee weighs each of the four metrics equally, reflecting the Compensation Committee’s belief that these areas are critical measurements of corporate success. The Committee measures the cumulative adjusted net income, average adjusted ROE, and average credit rating because these metrics are directly related to our multi-year business plan in effect at the beginning of the three-year program. The Committee also measures relative total shareholder return to emphasize to the plan participants the importance of achieving total shareholder returns at or above the median return for companies listed in the program performance peer group. We are required to achieve a minimum level of performance under each metric before any amount is payable with respect to that metric. If we achieve the minimum level of performance, then the resulting payout will equal 50% of the target.  If we achieve the maximum level of performance, then the resulting payout will equal 150% of target. The Committee fixed the minimum opportunity at 50% of target and the maximum opportunity at 150% of target because the Committee believes this range is consistent with the ranges used by companies listed in the program performance peer group.

2005 – 2007 Performance Cash Program

The Compensation Committee approved the 2005 – 2007 Performance Cash Program in early 2005.  Upon completion of our fiscal year ended 2007, the Committee determined that we achieved goals under each of the four metrics during the three-year program and, accordingly, that awards under the program were payable at an overall level of 130% of target.  The table set forth below describes the goals under the 2005 – 2007 program and our actual results during that period:

2005 – 2007 Program Goals
Goal	Minimum	Target	Maximum	Actual Result
Cumulative Adjusted Net Income ($ in millions)	$ 519.5	$ 611.2	$ 702.9	$ 693.8
Average Adjusted ROE	6.3%	7.4%	8.5%	8.7%
Average Credit Rating	1.4	2.0	2.8	1.7
Relative Total Shareholder Return (percentile) (1)	40th	60th	80th	91st

(1)

The performance peer group for the 2005 – 2007 program included Northeast Utilities and the following companies: Consolidated Edison, Inc., DTE Energy Company, Energy East Corporation, Great Plains Energy Incorporated, Integrys Energy Group, Inc., NiSource Inc., NSTAR, Pepco Holdings, Inc., PPL Corporation, Wisconsin Energy Corporation and Xcel Energy Inc.

Based on our financial performance during the three-year performance period of the 2005 – 2007 Performance Cash Program, the Committee approved the following payments: Mr. Shivery: $1,365,000; Mr. McHale: $268,190; Mr. Olivier: $325,000; Mr. Butler: $341,250; Ms. LaVecchia: $137,020; and Mrs. Grisé: $434,958. The payments were determined pursuant to formulas set forth in the 2005 – 2007 Performance Cash Program.  The Compensation Committee did not exercise any discretion in determining these payments.

2006 – 2008 Performance Cash Program

The Committee approved the 2006 – 2008 Performance Cash Program goals during early 2006. The Committee did not take any action with respect to this program during 2007. No amounts have been paid under this program, and the Committee will not determine whether any amounts are payable until the end of our 2008 fiscal year, which is the final year in the three-year program.

The 2006 – 2008 program also includes goals in four metrics: cumulative adjusted net income, average adjusted ROE, average credit rating, and relative total shareholder return, as described below.  For the 2006 – 2008 program, cumulative adjusted net income and average adjusted ROE exclude the positive and negative effects of the following nonrecurring income and expense items or events: accounting or tax law changes; unusual Internal Revenue Service or regulatory issues; unexpected changes in costs related to nuclear decommissioning; unexpected changes in costs related to environmental remediation of the Holyoke Water Power Company; divestiture or discontinuance of a segment or component of our business; mark-to-market impacts of agreements to which we or any of our competitive subsidiaries are parties; unbudgeted charitable contributions; impairments on goodwill acquired before 2002 (more than five years prior to the beginning of this program cycle); and the impact of the litigation settlement with Consolidated Edison, Inc.

B-2

The table set forth below describes the goals under the 2006 – 2008 program:

2006 – 2008 Program Goals
Goal	Minimum	Target	Maximum
Cumulative Adjusted Net Income ($ in millions)	$531.3	$557.9	$585.4
Average Adjusted ROE	7.4%	7.8%	8.1%
Average Credit Rating	1.2	1.7	2.2
Relative Total Shareholder Return (percentile) (1)	40th	60th	80th

(1)

The performance peer group for the 2006 – 2008 program included Northeast Utilities and the following companies: Allegheny Energy, Inc., Alliant Energy Corporation, Ameren Corporation, CenterPoint Energy, Inc., Consolidated Edison Inc., Energy East Corporation, KeySpan Corporation, NiSource Inc., NSTAR, Pinnacle West Capital Corporation, Pepco Holdings Inc., Puget Energy, Inc., SCANA Corporation, Sierra Pacific Resources, Wisconsin Energy Corporation, and Xcel Energy Inc.

2007 – 2009 Performance Cash Program

The Committee approved the 2007 – 2009 Performance Cash Program goals during early 2007. No amounts have been paid under this program, and the Committee will not determine whether any amounts are payable until the end of our 2009 fiscal year, which is the final year in the three-year program.

The 2007 – 2009 program also includes goals in four metrics: cumulative adjusted net income, average adjusted ROE, average credit rating, and relative total shareholder return, as described below.  For the 2007 – 2009 program, cumulative adjusted net income and average adjusted ROE exclude the positive and negative effects of the following nonrecurring income and expense items or events: accounting or tax law changes; unusual Internal Revenue Service or regulatory issues; unexpected changes in costs related to nuclear decommissioning; unexpected changes in costs related to environmental remediation of the Holyoke Water Power Company; divestiture or discontinuance of a segment or component of our business; mark-to-market impacts of agreements to which we or any of our competitive subsidiaries are parties; unbudgeted charitable contributions; impairments on goodwill acquired before 2002 (more than five years prior to the beginning of this program cycle); and the impact of the litigation settlement with Consolidated Edison, Inc.

The table set forth below describes the goals under the 2007 – 2009 program:

2007 – 2009 Program Goals
Goal	Minimum	Target	Maximum
Cumulative Adjusted Net Income ($ in millions)	$753.2	$836.9	$920.6
Average Adjusted ROE	8.4%	9.2%	10.0%
Average Credit Rating	1.2	1.7	2.2
Relative Total Shareholder Return (percentile) (1)	40th	60th	80th

(1)

The performance peer group for the 2007 – 2009 program includes Northeast Utilities and the following companies: Allegheny Energy, Inc., Alliant Energy Corporation, Ameren Corporation, CenterPoint Energy, Inc., Consolidated Edison, Inc., Energy East Corporation, NiSource, Inc., NSTAR, Pepco Holdings, Inc., Pinnacle West Capital Corporation, Puget Energy, Inc., SCANA Corporation, Sierra Pacific Resources, Wisconsin Energy Corporation and Xcel Energy Inc.

B-3

ATTACHMENT C

Contractual Agreements, page 39

4.

As requested in comment nine from our letter dated August 21, 2007, please provide an explanation of how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control.  See Items 402(b)(l)(v) and 402(j)(3) of Regulation S-K.

Sample disclosure:

CONTRACTUAL AGREEMENTS (beginning on page [39])

We have entered into employment agreements with certain executive officers, including Messrs. Shivery, McHale, Olivier and Butler. The agreements specify compensation and benefits during the employment term and include benefits payable upon involuntary termination of employment and termination of employment following a change of control. These termination and change of control benefits were in prevalent practice at the time the agreements were signed and were necessary to attract and retain competent and capable executive talent.  We continue to believe that these benefits help to ensure our executive officers’ dedication and objectivity at a time when they might otherwise be concerned about their future employment.

In the event of a change of control, the agreements provide for enhanced cash severance benefits following termination of employment without “cause” (as defined in the employment agreement, generally involving a felony conviction; acts of fraud, embezzlement, or theft in the course of employment; intentional, wrongful damage to our property; gross misconduct or gross negligence in the course of employment; or a material breach of obligations under the agreement) or upon termination of employment by the executive for “good reason” (as defined in the employment agreement, generally meaning an assignment to duties inconsistent with his position, a failure by the employer to satisfy material terms of the agreement or the transfer of the executive to an office location more than 50 miles from his or her principal place of business immediately prior to a change of control). The Compensation Committee believes that termination for good reason is conceptually the same as termination “without cause” and, in the absence of this provision, potential acquirers would have an incentive to constructively terminate executives to avoid paying severance.

As defined in the employment agreements with Messrs. Shivery, McHale and Butler, a “change of control” means a change in ownership or control effected through (i) the acquisition of 20% or more of the combined voting power of common shares or other voting securities, (ii) a change in the majority of the Board of Trustees over a 24-month period, unless approved by a majority of the incumbent Trustees, (iii) certain reorganizations, mergers or consolidations where substantially all of the persons who were the beneficial owners of the outstanding common shares immediately prior to such business combination do not beneficially own more than 50% of the voting power of the resulting business entity, and (iv) complete liquidation or dissolution of Northeast Utilities, or a sale or disposition of all or substantially all of the assets of Northeast Utilities other than to an entity with respect to which following completion of the transaction more than 50% of common shares or other voting securities is then owned by all or substantially all of the persons who were the beneficial owners of common shares and other voting securities immediately prior to such transaction.

Pursuant to the change of control provisions in the employment agreements, each NEO except for Mr. Olivier and Ms. LaVecchia will be reimbursed for the full amount of any excise taxes imposed on severance payments and any other payments under Section 4999 of the Internal Revenue Code. This “gross-up” is intended to preserve the aggregate amount of the severance payments by compensating the executive officers for any adverse tax consequences to which they may become subject under the Internal Revenue Code.   Mr. Olivier’s and Ms. LaVecchia’s severance payments may be reduced to avoid excise taxes.

We describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits in the tables and accompanying footnotes appearing in the section of this Proxy Statement captioned “Potential Payments Upon Termination or Change of Control,” beginning on page [51] below.

To help protect us after the termination of an executive officer’s employment, the employment agreements include non-competition and non-solicitation covenants pursuant to which the executive officers have agreed not to compete with us or solicit our employees for a period of two years (one year for Mr. Olivier and Ms. LaVecchia) after termination of employment.

In the event of termination of employment without “cause” or upon termination of employment by an NEO for good reason, in each case following a change of control, the expiration date of all vested unexercised stock options held by our NEOs will be extended automatically for up to an additional 36 months, but not beyond the original expiration date, to provide these holders with an opportunity to benefit from increased shareholder value created by the change of control.  Also, in the event of a change of control, the long-term incentive programs provide for the vesting, pro rata based on the number of days of employment during the performance period, and payment at target of performance cash, whether or not the executive’s employment terminates, unless the Committee determines otherwise.

Finally, in the event of a change of control, the Nonqualified Deferred Compensation Plan provides for the immediate vesting of any employer matches, although these matches will be paid according to the schedule defined by the executive’s original election.

As discussed under the caption entitled Supplemental Benefits above, our employment agreements with Messrs. Shivery and Olivier also include additional retirement benefits.

Mrs. Grisé retired from the Company on July 1, 2007. At the time of her retirement, Mrs. Grisé affirmed the negative covenants under her employment agreement, including her agreement, for two years following her retirement, to refrain from engaging in activities on behalf of certain competitors, soliciting certain employees or interfering with our business relationships.  In consideration of these covenants, we agreed to provide Mrs. Grisé with a special retirement benefit which, when combined with her annual benefit under the Retirement Plan and the Supplemental Plan, and based on her annuity elections, will result in an annual payment of approximately $618,681.  On January 2, 2008, we paid Mrs. Grisé a lump sum cash payment of $120,535 (i) as consideration for a standard general release of all claims against us in connection with her employment, which she delivered to us upon her retirement, and (ii) in lieu of a grant of RSUs and/or performance cash under the 2007-2009 Long-Term Incentive Program.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

(beginning on page [51])

In the event of a change of control, Messrs. Shivery, McHale, Olivier and Butler are each entitled to receive compensation and benefits following termination of employment without “cause” or upon termination of employment by the executive for “good reason.” The Compensation Committee believes that termination for good reason is conceptually the same as termination “without cause” and, in the absence of this provision, potential acquirers would have an incentive to constructively terminate executives to avoid paying severance.  Termination for “cause” generally means termination due to a felony conviction; acts of fraud, embezzlement, or theft in the course of employment; intentional, wrongful damage to Company property; gross misconduct or gross negligence in the course of employment; or a material breach of obligations under the agreement. Termination for “good reason” generally is deemed to occur following an assignment to duties inconsistent with his position, a failure by the employer to satisfy material terms of the agreement, or the transfer of the executive to an office location more than 50 miles from his or her principal place of business immediately prior to a change of control.

Generally, a “change of control” means a change in ownership or control effected through (i) the acquisition of 20% or more of the combined voting power of common shares or other voting securities, (ii) a change in the majority of the Board of Trustees over a 24-month period, unless approved by a majority of the incumbent Trustees, (iii) certain reorganizations, mergers or consolidations where substantially all of the persons who were the beneficial owners of the outstanding common shares immediately prior to such business combination do not beneficially own more than 50% of the voting power of the resulting business entity, and (iv) complete liquidation or dissolution of Northeast Utilities, or a sale or disposition of all or substantially all of the assets of Northeast Utilities other than to an entity with respect to which following completion of the transaction more than 50% (75% for Mr. Olivier and Ms. LaVecchia) of common shares or other voting securities is then owned by all or substantially all of the persons who were the beneficial owners of common shares and other voting securities immediately prior to such transaction.

The discussion and tables below reflect the amount of compensation that would be payable to each of the Named Executive Officers, except for Mrs. Grisé, in the event of: (i) termination of employment for cause; (ii) voluntary termination; (iii) involuntary not-for-cause termination (or voluntary termination for good reason); (iv) termination in the event of disability; (v) death; and (vi) termination following a change of control. The amounts shown assume that each termination was effective as of December 31, 2007, the last business day of the fiscal year as required under Securities and Exchange Commission reporting requirements.

Payments Upon Termination

Regardless of the manner in which the employment of a Named Executive Officer terminates, he or she is entitled to receive certain amounts earned during his or her term of employment. Such amounts include:

•

Vested restricted shares and RSUs;

•

Amounts contributed under the Deferral Plan;

•

Vested matching contributions under the Deferral Plan;

•

Pay for unused vacation; and

•

Amounts accrued and vested through the Retirement Plan, the 401k Plan and the Supplemental Plan.

Payments Upon a Change of Control (beginning on page [58])

The employment agreements with Messrs. Shivery, McHale, Olivier and Butler include change of control benefits. We have not entered into an employment agreement with Ms. LaVecchia. Mr. Olivier and Ms. LaVecchia participate in the Special Severance Program for Officers of Northeast Utilities System Companies (SSP), which provides benefits upon termination of employment in connection with a change of control. The employment agreements and the SSP are binding on us and, except for Mr. Shivery’s agreement, on certain of our majority-owned subsidiaries. The terms of the various employment agreements are substantially similar, except for the agreement with Mr. Olivier, which refers instead to the change of control provisions of the SSP.

Pursuant to the employment agreements and under the terms of the SSP, if an executive officer’s employment terminates following a change of control, other than termination of employment for “cause” (as defined in the employment agreements, generally meaning wilful and continued failure to perform his duties after written notice, a violation of our Standards of Business Conduct or conviction of a felony), or by reason of death or disability), or if the executive officer terminates his or her employment for “good reason” (as defined in the employment agreements, generally meaning an assignment to duties inconsistent with his position, a failure by the employer to satisfy material terms of the agreement or the transfer of the executive to an office location more than 50 miles from his or her principal place of business immediately prior to a change of control), then the executive officer will receive the benefits listed below, which receipt is conditioned upon delivery of a binding release of all legal claims against the Company:

•

A lump sum severance payment (except for Mr. Olivier and Ms. LaVecchia) of two-times the sum of the executive’s base salary plus all annual awards that would be payable for the relevant year determined at target (Base Compensation);

•

As consideration for a non-competition and non-solicitation covenant, a lump sum payment in an amount equal to the Base Compensation (equal to two-times Base Compensation for Mr. Olivier and Ms. LaVecchia under the terms of the SSP);

•

Health continuation coverage, or the cash equivalent, paid by us for three years (two years for Mr. Olivier and Ms. LaVecchia);

•

Benefits as if provided under the Supplemental Plan, notwithstanding eligibility requirements for the Target Benefit, including favorable actuarial reductions and the addition of three years to the executive’s age and years of service as compared to benefits available upon voluntary termination of employment (except for Mr. Olivier, whose benefits are described below, and Ms. LaVecchia);

•

Automatic vesting and distribution of common shares in respect of all unvested RSUs; and

•

A lump sum payment in an amount equal to the excise tax charged to the executive under the Internal Revenue Code as a result of the receipt of any change of control payments, plus tax gross-up (except for Mr. Olivier and Ms. LaVecchia).

The summaries of the employment agreements above do not purport to be complete and are qualified in their entirety by the actual terms and provisions of the employment agreements, copies of which have been filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2007.

VI.

Post-Employment Compensation: Termination Following a Change of Control

Type of Payment	Shivery ($)	McHale ($)	Olivier ($)	Butler ($)	LaVecchia ($)
Incentive Programs
Annual Incentives (1)	1,683,360	487,620	452,226	390,700	198,740
Performance Cash (2)	4,125,000	811,990	871,900	894,550	360,320
Restricted Stock and RSUs (3)	7,772,891	1,191,369	1,218,209	1,300,291	523,009
Pension and Deferred Compensation
Qualified Retirement Plan (4)	181,315	319,037	271,922	161,197	150,524
Supplemental Plan Payments (5)	3,252,426	--	--	--	--
Special Retirement Benefit (6)	3,690,540	1,200,788	1,778,078	1,103,689	--
Deferral Plan (7)	270,245	--	941,451	11,296	21,756
Other Benefits
Health and Welfare Cash Value (8)	85,527	123,431	72,175	110,717	7,207
Perquisites (9)	8,500	8,500	8,500	8,500	8,500
Separation Payments
Excise Tax and Gross-Up (10)	5,020,003	2,029,702	--	1,752,663	--
Separation Payment for Non-Compete Agreement (11)	1,974,616	716,323	762,458	630,703	396,521
Separation Payment for Liquidated Damages (12)	3,949,232	1,432,646	762,458	1,261,405	396,521
Total	$32,013,655	$8,321,406	$7,139,377	$7,625,711	$2,063,098

(1)

Represents the actual 2007 annual incentive award for each Named Executive Officer, determined as described in the Compensation Discussion and Analysis beginning on page [26].

(2)

Represents the actual 2005-2007 Performance Cash Program award for each Named Executive Officer, determined as described in the Compensation Discussion and Analysis beginning on page [35], plus awards at target for each Named Executive Officer under the 2006-2008 Performance Cash Program and 2007-2009 Performance Cash Program.

(3)

Represents values of all RSUs and shares of Restricted Stock granted to the Named Executive Officers under our long-term incentive programs that, as of the end of 2007, had been deferred upon vesting and remained deferred, or that had not yet vested according to their program grant vesting schedules.  The values were calculated by multiplying the number of RSUs and shares of Restricted Stock by $31.31, the closing price of NU common shares on December 31, 2007.

(4)

Represents the actuarial present values at the end of 2007 of benefits payable from the Qualified Retirement Plan to each Named Executive Officer at the earliest unreduced benefit age for the combined total of all pension benefits.  The earliest unreduced benefit ages are different for each NEO based on employment agreement provisions and years of service, as follows:  Mr. Shivery: age 62; Mr. McHale: age 62; Mr. Olivier: age 58; Mr. Butler: age 62; and Ms. LaVecchia: age 65.  The benefits are payable as annuities, and the present values are calculated as described in Notes 1 and 2 to the Pension Benefits Table appearing on page [50], above.

(5)

Represents the actuarial present value at the end of 2007 of the benefit payable from the nonqualified Supplemental Plan to Mr. Shivery at his earliest unreduced benefit age (age 62).  The benefit is payable as an annuity, and the present value was calculated as described in Notes 1 and 2 to the Pension Benefits Table appearing on page [50], above.

(6)

Represents the actuarial present values at the end of 2007 of the amounts payable to the Named Executive Officers solely as the result of provisions in employment agreements, which are in addition to amounts payable by the Qualified Retirement Plan or the Supplemental Plan.  Pursuant to the employment agreements with Messrs. McHale and Butler, pension benefits available upon termination following a Change of Control were calculated with the addition of three years of age and service.  Pursuant to the employment agreement with Mr. Shivery, pension benefits available upon termination following a Change of Control were calculated with the addition of three years of age and six years of service.  Pursuant to the employment agreement with Mr. Olivier, a lump sum payment of $2,050,000, offset by the value of benefits from the Retirement Plan, would be payable to Mr. Olivier upon termination following a Change in Control.  Pension amounts reflected in the table are present values at the end of 2007 of benefits payable to each Named Executive Officer at the earliest unreduced benefit age (Mr. Shivery: age 62; Mr. McHale: age 62; Mr. Olivier: age 58; Mr. Butler: age 62; and Ms. LaVecchia: age 65). Except for the benefit payable to Mr. Olivier, all benefits are annuities calculated as described in Notes 1 and 2 to the Pension Benefits Table appearing on page [50], above.

(7)

Represents the Deferral Plan account balance of each Named Executive Officer as of the end of 2007.

(8)

Represents the costs to the company estimated by our health benefits consultant as of the end of 2007 of providing post-employment welfare benefits to the Named Executive Officers beyond those benefits that would be provided to a nonexecutive employee upon involuntary termination. Each of Messrs. Shivery, McHale and Butler is entitled to receive active health benefits for three years under the terms of their respective employment agreements.  Mr. Shivery is entitled to receive retiree health benefits under his employment agreement.  Under their respective employment agreements, each of Messrs. McHale and Butler is entitled to receive retiree health benefits if adding three years of age and service would have made the executive eligible under the Retirement Plan. Mr. Olivier and Ms. LaVecchia participate in the SSP and are eligible for two years of active health benefits continuation. Six months of company-paid COBRA benefits are generally made available to all employees whose employment terminates involuntarily without cause.  As a result, the amounts reported in the table represent the cash value of 30 months of employer contributions for each Named Executive Officer, except for Mr. Olivier and Ms. LaVecchia, whose benefits would consist of the cash value of 18 months of employer contributions. In addition to continuation of active health benefits, provisions of their respective agreements would result in eligibility for retiree health benefits for Messrs. Shivery, Olivier, and Butler.  All medical and dental benefits would be provided along with a gross-up payment for applicable taxes.

(9)

Represents the cost to us of reimbursing fees for financial planning and tax preparation services to each NEO for three years.

(10)

Represents payments made to offset each Named Executive Officer’s costs associated with certain excise taxes under Section 280G of the Internal Revenue Code.  Employees may be subject to certain excise taxes under Section 280G if they receive payments and benefits related to a termination following a Change of Control that exceed specified Internal Revenue Service limits.  Employment agreements with each Named Executive Officer except Mr. Olivier and Ms. LaVecchia provide for a grossed-up reimbursement of these excise taxes. The amounts in the table are based on a Section 280G excise tax rate of 20%, a statutory federal income tax withholding rate of 35%, a Connecticut state income tax rate of 5%, and a Medicare tax rate of 1.45%.

(11)

Represents payments made as consideration for each Named Executive Officer’s agreement not to compete with the company following termination. Employment agreements with each Named Executive Officer provide for a lump-sum payment in an amount equal to their annual salary plus their annual incentive at target.  These payments do not replace, offset or otherwise affect the calculation or payment of the annual incentive awards.

(12)

Represents severance payments to each Named Executive Officer paid in addition to the Non-Compete Agreement payments described in Note 11.  For each Named Executive Officer except Mr. Olivier and Ms. LaVecchia, this payment is an amount equal to two-times base salary plus annual incentives at target.  For Mr. Olivier and Ms. LaVecchia, this payment is an amount equal to their base salary plus their annual incentive at target.  These payments do not replace, offset or otherwise affect the calculation or payment of the annual incentive awards.